SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                              Nathan's Famous, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    632347100
              ----------------------------------------------------
                                 (CUSIP Number)

      Kenneth S. Hackel                               Joel M. Handel, Esq.
        P.O. Box 726                                 Baer Marks & Upham LLP
   Alpine, New Jersey 07620                             805 Third Avenue
                                                    New York, New York 10022
                                                        (212) 702-5700
   -------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 24, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 4 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 632347100              SCHEDULE 13D                Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kenneth S. Hackel
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
  SHARES                475,700
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        475,700
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      475,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 632347100              SCHEDULE 13D                Page 3 of 5 Pages
--------------------------------------------------------------------------------

Item 1 Security and Issuer

      This Amendment No. 3 to the original statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nathan's Famous, Inc., a Delaware corporation ("Nathan's" or the "Company"). The address of the principal executive office of the Company is 1400 Old Country Road, Westbury, New York 11590.

Item 2 Identity and Background

      The information in Item 2 has not changed.

Item 3 Source and Amount of Funds or Other Consideration

      The information previously reported in Item 3 is hereby amended by adding the following after the existing information:

      From April 16, 1999 to June 25, 1999, the Reporting Person paid an aggregate of $98,549.50, net of commissions and fees, for 27,200 shares of Common Stock in a series of open-market purchases, as reported in Item 5 herein. The Reporting Person used personal funds to purchase the shares of Common Stock.

Item 4 Purpose of Transaction

      The information in Item 4 is hereby amended by deleting section 4.2 and replacing it with the following:

      4.2 The Reporting Person, who believes he is the largest individual shareholder in the Company, notes that since Nathan's announced its intention to acquire Miami Subs, its stock has dramatically declined while the stock market in general, as well as the stock of Nathan's peers, have performed well. Nathan's, whose own sales are declining, has already purchased a substantial interest in this underperforming slow-growth company. If the company is successful in acquiring Miami Subs, dilution of earnings, book value, and cash flow could be expected to cause further erosion to Nathan's' stock. The Reporting Person believes stock in Nathan's would decline to about $2.50 per share if the deal is consummated. That would reflect the diluted market value of the Company caused by weakened cash flows, additional total debt, the possibility of a large write-off regarding notes receivable, dwindling cash reserves, and by the additional shares to be issued, including lost interest income and increased tax rate. Stock in Nathan's would be further severely impacted if the IRS and the Court of Appeals rule against Miami Subs in a pending tax matter.

      The Reporting Person is evaluating his alternatives with regard to his investment in Nathan's and does not understand why the company's Board of Directors, who have already witnessed a precipitous decline in Nathan's share price, would be in favor of such an injurious merger. The Reporting Person strongly recommends shareholder show their disapproval of such merger by voting accordingly.

Item 5 Interest in Securities of the Issuer

      The Reporting Person owns 475,700 shares, or 10.1%, of the Company's outstanding stock.

      The number of shares over which the Reporting Person has:

            (i) sole power to vote or direct the vote: 475,700
            (ii) shared power to vote or direct the vote: 0
            (iii) sole power to dispose or direct the disposition of: 475,700
            (iv) shared power to dispose or direct the disposition of: 0

      The following transactions were effected during the past sixty days:

     DATE          TRANSACTION       NUMBER OF SHARES     PRICE PER SHARE
     ----          -----------       ----------------     ---------------
     4/16/99        Purchase                     1,000                3.437
     5/24/99        Purchase                       900                3.625

--------------------------------------------------------------------------------
CUSIP No. 632347100              SCHEDULE 13D                Page 4 of 5 Pages
--------------------------------------------------------------------------------

      5/28/99        Purchase                     1,100                3.750
      6/24/99        Purchase                    20,000                3.625
      6/25/99        Purchase                     4,200                3.625

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7 Material to be filed as Exhibits

None.

--------------------------------------------------------------------------------
CUSIP No. 632347100              SCHEDULE 13D                Page 5 of 5 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:   July 1, 1999

                                                     /s/ KENNETH S. HACKEL
                                              ----------------------------------
                                                         Kenneth S. Hackel